

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via Email
Eric Anderson
Chief Executive Officer
Stuart King Capital Corp.
1500 Cliff Branch Drive
Henderson, NV 89014

Re: Stuart King Capital Corp.
Registration Statement on Form S-1/A
Filed March 7, 2012
File Number 333-176953

Dear Mr. Anderson:

We have reviewed your March 7, 2012 amendment and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Table of Contents, page 4

1. Please revise to state that the audited financial statements are dated June 30, 2011.

Summary Information and Risk Factors, page 5

The Company, page 6

2. We note your response to comment two and that amended bylaws were filed which reflect the fiscal year end as June 30. Therefore, please revise your disclosure to state the fiscal year end is June 30 consistent with the amended bylaws.

Summary Financial Information, page 8

Unaudited Balance sheets data, page 9

3. Please revise the amounts disclosed for Current Liabilities and Total Liabilities to $360 and the Deficit accumulated during development stage to $(25,360) to agree with the Unaudited Balance Sheet amounts on page F-10.

Unaudited Balance Sheets, page F-10

4. Please revise the amount of the "Total stockholders' (deficit) equity" line item from zero to $(360). Also revise the amount in the Total column of the Unaudited Statement of Changes in Stockholders' (Deficit) Equity on page F-12 from zero to $(360).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Harold Gewerter, Esq.